Exhibit 99.3

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS AT MARCH 31, 2012

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

IAMGOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars) (Unaudited)

	Notes	March 31, 2012	December 31, 2011
		$	$
Assets
Current assets
Cash and cash equivalents		1,033.3	1,051.6
Gold bullion (market value $223.8; December 31, 2011 – $210.9)	6	96.8	96.8
Receivables and other current assets	7	146.9	155.9
Inventories	8	243.6	239.1

		1,520.6	1,543.4

Non-current assets
Investments in associates		19.1	16.3
Mining assets	9	2,282.3	1,881.6
Exploration and evaluation assets	10	27.5	356.5
Goodwill		256.7	256.7
Other non-current assets	11	350.4	295.2

		2,936.0	2,806.3

		4,456.6	4,349.7

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		195.0	206.0
Income and mining taxes payable		121.9	86.7
Dividends payable		6.8	47.0
Current portion of asset retirement obligations	14(a)	6.0	6.3
Current portion of other non-current liabilities		1.1	6.6

		330.8	352.6

Non-current liabilities
Deferred income and mining tax liabilities	16	235.8	234.8
Asset retirement obligations	14(a)	209.9	215.9
Other non-current liabilities		19.2	17.5

		464.9	468.2

		795.7	820.8

Equity
Equity attributable to equity shareholders of the Company
Common shares	17	2,310.5	2,308.6
Contributed surplus		21.3	19.9
Retained earnings		1,224.1	1,104.9
Fair value reserve		49.4	41.1

		3,605.3	3,474.5
Non-controlling interests		55.6	54.4

		3,660.9	3,528.9

		4,456.6	4,349.7

Commitments and contingencies (note 25)

Subsequent events (notes 15, 28)

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(In millions of U.S. dollars, except per share amounts) (Unaudited)

First quarter ended March 31	Notes	2012	(Note 5) 2011
		$	$
Revenues		404.2	414.0

Mining costs	20	215.6	209.5
General and administrative expenses	21	12.7	12.4
Exploration expenses		20.2	13.9
Other		0.6	0.6

Operating costs		249.1	236.4

Earnings from operations		155.1	177.6
Share of net earnings from investments in associates (net of income tax)		2.8	—
Finance costs	22	(2.6)	(1.7)
Foreign exchange gains (losses)		10.3	(5.3)
Interest income and derivatives and other investment gains	23	14.6	14.9

Earnings from continuing operations before income and mining taxes		180.2	185.5
Income and mining tax expenses	16	(51.2)	(43.4)

Net earnings from continuing operations		129.0	142.1
Net earnings from discontinued operations	5(c)	—	20.2

Net earnings		129.0	162.3

Net earnings from continuing operations attributable to:
Equity shareholders of the Company		119.2	133.2
Non-controlling interests		9.8	8.9

Net earnings from continuing operations		129.0	142.1

Net earnings attributable to:
Equity shareholders of the Company		119.2	153.4
Non-controlling interests		9.8	8.9

Net earnings		129.0	162.3

Weighted average number of common shares outstanding attributable to equity shareholders of the Company (in millions)	18
Basic		376.0	373.6
Diluted		376.8	375.4
Earnings from continuing operations attributable to equity shareholders of the Company per share ($ per share)
Basic		0.32	0.36
Diluted		0.32	0.35
Earnings attributable to equity shareholders of the Company per share ($ per share)
Basic		0.32	0.41
Diluted		0.32	0.41

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of U.S. dollars) (Unaudited)

First quarter ended March 31	Notes	2012	(Note 5) 2011
		$	$
Net earnings		129.0	162.3

Other comprehensive income, net of tax:
Net change in fair value of available-for-sale financial assets, net of tax	12(a)(i)	9.2	16.3
Net change in fair value of available-for-sale financial assets and impairment transferred to the statement of earnings, net of tax	12(a)(i)	(0.9)	(0.3)

Total other comprehensive income, net of tax		8.3	16.0

Comprehensive income		137.3	178.3

Comprehensive income from continuing operations		137.3	158.1
Comprehensive income from discontinued operations	5(c)	—	20.2

Comprehensive income		137.3	178.3

Comprehensive income attributable to:
Equity shareholders of the Company		127.5	169.4
Non-controlling interests		9.8	8.9

		137.3	178.3

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of U.S. dollars) (Unaudited)

		Attributable to Equity Shareholders of the Company
First quarter ended March 31, 2012	Notes	Common Shares	Contributed Surplus	Retained Earnings	Fair Value Reserve	Total	Non-controlling Interests	Total Equity
		$	$	$	$	$	$	$
Balance December 31, 2011		2,308.6	19.9	1,104.9	41.1	3,474.5	54.4	3,528.9

Net earnings		—	—	119.2	—	119.2	9.8	129.0
Net change in fair value of available-for-sale financial assets, net of tax	12(a)(i)	—	—	—	8.3	8.3	—	8.3

Total comprehensive income		—	—	119.2	8.3	127.5	9.8	137.3

Issuance of shares for exercise of share-based payments	17	1.9	(0.4)	—	—	1.5	—	1.5
Share-based payments	19	—	1.8	—	—	1.8	—	1.8
Dividends		—	—	—	—	—	(8.6)	(8.6)

Total transactions with owners		1.9	1.4	—	—	3.3	(8.6)	(5.3)

Balance March 31, 2012		2,310.5	21.3	1,224.1	49.4	3,605.3	55.6	3,660.9

First quarter ended March 31, 2011
Balance December 31, 2010		2,255.5	18.8	383.6	43.3	2,701.2	56.9	2,758.1

Net earnings		—	—	153.4	—	153.4	8.9	162.3
Net change in fair value of available-for-sale financial assets, net of tax	12(a)(i)	—	—	—	16.0	16.0	—	16.0

Total comprehensive income		—	—	153.4	16.0	169.4	8.9	178.3

Issuance of shares, net of issue costs	17	34.6	—	—	—	34.6	—	34.6
Issuance of shares for exercise of share-based payments		2.4	(0.7)	—	—	1.7	—	1.7
Share-based payments	19	—	1.7	—	—	1.7	—	1.7
Dividends		—	—	—	—	—	(5.8)	(5.8)
Disposal of a subsidiary – La Arena project	4	—	—	—	—	—	(27.5)	(27.5)

Total transactions with owners		37.0	1.0	—	—	38.0	(33.3)	4.7

Balance March 31, 2011		2,292.5	19.8	537.0	59.3	2,908.6	32.5	2,941.1

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of U.S. dollars) (Unaudited)

First quarter ended March 31	Notes	2012	(Note 5) 2011
		$	$
Operating activities:
Net earnings from continuing operations		129.0	142.1
Adjustments for:
Finance costs	22	2.6	1.7
Depreciation, depletion and amortisation	40.5	42.2
Changes in estimates of asset retirement obligations at closed sites	14(a)	(3.1)	—
Income and mining tax expenses		51.2	43.4
Unrealized foreign exchange gain on cash and cash equivalents		(5.8)	(1.6)
Other non-cash items	24(a)	(12.4)	(8.1)
Adjustments for cash items	24(b)	—	(0.7)
Movements in non-cash working capital items and long-term ore stockpiles	24(c)	(15.4)	(15.5)

Cash generated from operating activities		186.6	203.5
Interest paid		(0.8)	(0.7)
Income and mining taxes paid		(15.5)	(3.8)

Net cash from operating activities		170.3	199.0

Investing activities:
Mining assets		(132.0)	(28.5)
Exploration and evaluation assets		(0.7)	(23.9)
Other investing activities	24(d)	(10.1)	(8.2)
Net cash proceeds from disposals of non-core assets	4	—	48.8

Net cash used in investing activities		(142.8)	(11.8)

Financing activities:
Issuance of shares, net of issue costs	17	1.5	43.2
Dividends paid		(48.8)	(31.3)
Financing costs capitalised	15	(4.3)	—

Net cash from (used in) financing activities		(51.6)	11.9

Impact of foreign exchange on cash and cash equivalents		5.8	1.6

Net cash from discontinued operations	5(d)	—	6.0

Increase (decrease) in cash and cash equivalents		(18.3)	206.7
Cash and cash equivalents, beginning of the period		1,051.6	270.8

Cash and cash equivalents, end of the period		1,033.3	477.5

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

IAMGOLD CORPORATION

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED MARCH 31, 2012 AND 2011

(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated.)

(Unaudited)

1.	CORPORATE INFORMATION

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a limited liability company incorporated and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada.

The principal activities of the Company are the exploration for, development and operation of gold mining properties, and the operation of a niobium mine.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

The unaudited condensed consolidated interim financial statements (“consolidated interim financial statements”) of IAMGOLD and all its subsidiaries, joint ventures and associates, as at and for the first quarter ended March 31, 2012 have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual consolidated financial statements. Accordingly certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), have been omitted or condensed.

The consolidated interim financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on May 11, 2012.

(b)	Significant accounting judgments, estimates and assumptions

The preparation of consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

(c)	Significant accounting policies

These consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2011.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

(d)	Basis of consolidation

Subsidiaries and joint ventures related to significant properties of the Company are accounted for as follows:

Name	Property – Location	March 31, 2012	December 31, 2011	Accounting Method
Rosebel Gold Mines N.V.	Rosebel mine – Suriname	95%	95%	Consolidated
Essakane S.A.	Essakane mine – Burkina Faso	90%	90%	Consolidated
Doyon division including the Westwood project(1)	Doyon division – Canada	100%	100%	Consolidated
Société d’Exploitation des Mines d’Or de Sadiola S.A.	Sadiola mine – Mali	41%	41%	Proportionately consolidated
Société d’Exploitation des Mines d’Or de Yatela S.A.	Yatela mine – Mali	40%	40%	Proportionately consolidated
Niobec Inc.	Niobec mine – Canada	100%	100%	Consolidated
IAMGOLD Ecuador S.A.	Quimsacocha project – Ecuador	100%	100%	Consolidated

(1)	Division of IAMGOLD Corporation.

3.	FUTURE ACCOUNTING POLICIES

The following new standards, and amendment to standards and interpretations, were not yet effective for the first quarter ended March 31, 2012, and have not been applied in preparing these consolidated interim financial statements. They are summarised as follows:

IFRS 9 – Financial instruments

The IASB has issued IFRS 9, Financial Instruments, which is a four-part project proposing to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is planned to be effective on January 1, 2015. The Company is in the process of evaluating the impact of the change to its consolidated financial statements as a result of the new standard.

IFRS 10 – Consolidated financial statements

The IASB recently issued its new suite of consolidation and related standards, replacing the existing accounting for subsidiaries and joint ventures (now joint arrangements), and making limited amendments in relation to associates. IFRS 10 supersedes IAS 27, Consolidated and separate financial statements, and SIC 12, Consolidation – Special purpose entities. IFRS 10 will be effective January 1, 2013 and early adoption is permitted. The Company is in the process of evaluating the requirements of the new standards.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

IFRS 11 – Joint arrangements, and

IAS 28 – Amended standard on associates and joint ventures

The IASB replaced the existing guidance for joint ventures (new arrangements) and made limited amendments in relation to associates and the application of the equity method of accounting. Under IFRS 11, joint arrangements are now classified as either joint operations or joint ventures, depending upon the rights and obligations of the parties to the arrangement.

Limited amendments were made to IAS 28 regarding associates and joint ventures held for sale and changes in interests held in associates and joint ventures. Under IFRS 11, joint ventures will be accounted for using the equity method instead of proportionate consolidation.

IFRS 11 and IAS 28 (2011) will be effective January 1, 2013 and early adoption is permitted. The Company will apply this new standard in relation to its joint ventures, Sadiola and Yatela. The Company is evaluating the requirements of the new standards.

IFRS 12 – Disclosure of interests in other entities

IFRS 12 replace the existing disclosure requirements for entities that have interests in subsidiaries, joint arrangements, and associates. IFRS 12 contains disclosure requirements for entities that have interests in unconsolidated structured entities. IFRS 12 will be effective January 1, 2013. The Company is in the process of evaluating the requirements of the new standards.

IFRS 13 – Fair value measurement

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance, and defines value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. IFRS 13 is applicable prospectively starting January 1, 2013 and early application is permitted. The Company is in the process of evaluating the requirements of the new standards.

IFRIC 20 – Stripping costs in the production phase of a surface mine

IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining in situation where the following benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual period beginning on or after January 1, 2013 and early application is permitted. The Company is in the process of evaluating the requirements of the new standards.

4.	DIVESTITURES

La Arena project

In February 2011, IAMGOLD sold to Rio Alto Mining Limited (“Rio Alto”) all of the outstanding shares of La Arena S.A. (the La Arena project in Peru) for a cash payment of $48.8 million resulting in an after-tax gain of $10.5 million. The La Arena project was included in the Exploration and evaluation segment.

5.	DISCONTINUED OPERATIONS

(a)	Tarkwa and Damang mines (Investments in associates)

On June 22, 2011, IAMGOLD sold its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited for gross proceeds of $667.0 million and recorded an after-tax gain on this sale of $402.8 million in the second quarter of 2011. Interests in Tarkwa and Damang mines were accounted for as investments in associates using the equity method. The Company ceased the equity method accounting as of the date of the agreement, April 15, 2011. The Tarkwa and Damang mines were previously reported under the segment of equity accounted items.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

(b)	Mupane mine

On August 31, 2011, the Company sold its wholly owned investment in Gallery Gold (Pty) Ltd. which held the Company’s interest in the Mupane gold mine (“Mupane mine”) for $34.2 million resulting in a gain on disposal of $5.3 million (before income tax). The proceeds consisted of $12.5 million in cash, a $3.8 million promissory note, payable over three years at an annual interest rate of 6%, and 21,875,000 common shares of Galane Gold Ltd. (“Galane”) valued at $17.9 million, representing approximately 48.5% of the outstanding shares of Galane. The tax impact of the sale was a recovery of $1.5 million. The Mupane mine was previously reported under the Gold mines – Botswana segment.

(c)	Net earnings from discontinued operations

Results and gains on disposal of these discontinued operations are presented separately as net earnings from discontinued operations in the consolidated statement of earnings, and comparative periods have been adjusted accordingly.

First quarter ended March 31	2011
$
Tarkwa and Damang mines
Share of earnings from investments in associates	21.0

Net earnings from the Tarkwa and Damang mines	21.0

Mupane mine
Revenues	18.4
Mining costs	(20.9)
Derivative gain on gold hedging contracts	1.7

Net loss from the Mupane mine	(0.8)

Net earnings from discontinued operations attributable to equity shareholders of the Company	20.2

(d)	Net cash flow from discontinued operations

First quarter ended March 31	2011
$
Cash flow from (used in):
Operating activities	6.9
Investing activities	(0.9)

6.0

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

6.	GOLD BULLION

		March 31 2012	December 31 2011
Ounces held	(oz)	134,636	134,636
Weighted average acquisition cost	($/oz)	719	719
Acquisition cost	($ millions)	96.8	96.8
End of period spot price for gold	($/oz)	1,663	1,566
End of period market value	($ millions)	223.8	210.9

7.	RECEIVABLES AND OTHER CURRENT ASSETS

	Notes	March 31 2012	December 31 2011
		$	$
Gold trade receivables		9.7	24.0
Settlement receivables from sales of niobium		15.5	19.2
Receivables from governments related to taxes, mineral rights and exploration tax credits		55.2	49.9
Royalty receivable		1.3	1.9
Other receivables		11.0	14.7

		92.7	109.7
Derivatives – currency contracts	12(a)(ii)	2.1	—
Derivatives – oil contracts	12(a)(iii)	5.0	4.6
Marketable securities – current portion		22.0	24.3
Warrants – current portion		8.7	—
Prepaid expenses		16.4	17.3

		146.9	155.9

8.	INVENTORIES

	March 31 2012	December 31 2011
	$	$
Current:
Finished goods:
Gold production inventories	49.2	38.7
Niobium production inventories	12.6	12.1
Gold in process	10.9	13.3
Ore stockpiles	11.0	16.5
Mine supplies	159.9	158.5

	243.6	239.1

Included in Other non-current assets:
Ore stockpiles	129.1	111.3

In the first quarter of 2012, the write-down of inventories to net realizable value amounted to $3.6 million (first quarter of 2011 – nil). The amount of inventories recognised as an expense during the period is disclosed in note 20.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

9.	MINING ASSETS

Mining assets net of accumulated depreciation and impairment were as follows:

	Mine and other construction in progress	Mining properties and deferred costs	Plant and equipment	Total
Cost	$	$	$	$
As at December 31, 2010	42.4	1,737.0	1,156.8	2,936.2
Additions – continuing operations	96.1	70.1	78.8	245.0
Additions – discontinued operations	1.2	2.2	0.9	4.3
Change in asset retirement obligations	—	22.7	—	22.7
Disposals – continuing operations	—	(0.2)	(12.0)	(12.2)
Disposals – discontinued operations	(2.6)	(55.6)	(46.3)	(104.5)
Transfer	(38.0)	28.7	9.3	—
Other	—	—	3.1	3.1

As at December 31, 2011	99.1	1,804.9	1,190.6	3,094.6
Additions	62.4	32.4	18.5	113.3
Change in asset retirement obligations	—	(2.9)	—	(2.9)
Disposals	—	—	(1.7)	(1.7)
Transfer from Exploration and evaluation assets	329.6	—	—	329.6
Transfer	(14.1)	5.3	8.8	—

As at March 31, 2012	477.0	1,839.7	1,216.2	3,532.9

Accumulated depreciation and impairment
As at December 31, 2010	—	731.4	416.1	1,147.5
Depreciation expense – continuing operations	—	71.7	78.6	150.3
Depreciation expense – discontinued operations	—	1.5	2.1	3.6
Disposals – continuing operations	—	(0.2)	(8.6)	(8.8)
Disposals – discontinued operations	—	(44.9)	(37.1)	(82.0)
Other	—	2.4	—	2.4

As at December 31, 2011	—	761.9	451.1	1,213.0
Depreciation expense	—	18.7	20.3	39.0
Disposals	—	—	(1.4)	(1.4)

As at March 31, 2012	—	780.6	470.0	1,250.6

Net book value as at December 31, 2011	99.1	1,043.0	739.5	1,881.6

Net book value as at March 31, 2012	477.0	1,059.1	746.2	2,282.3

As per the Company’s accounting policy, upon determination of technical feasibility and commercial viability of a project, the related exploration and evaluation assets are transferred to mine and other construction in progress costs. During the first quarter of 2012, capitalised costs of the Westwood project were transferred from exploration and evaluation assets (note 10) to mining assets. Costs are not amortised until such time as the project is brought into production.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

10.	EXPLORATION AND EVALUATION ASSETS

Capitalized investments in exploration and evaluation properties were as follows:

	March 31 2012	December 31 2011
	$	$
Canada – Westwood project	—	329.6
Ecuador – Quimsacocha project	27.5	26.9

	27.5	356.5

$
At December 31, 2010	306.2
Additions	122.9
Transfers to mining assets	(1.5)
Disposals of the La Arena project (note 4) and other	(71.1)

At December 31, 2011	356.5
Additions	0.6
Transfers to mining assets	(329.6)

At March 31, 2012	27.5

The net book value reflects the cost of exploration and evaluation assets and does not include any accumulated impairment. As per the Company’s accounting policy, upon determination of technical feasibility and commercial viability of a project, the related exploration and evaluation assets are transferred to mine and other construction in progress costs. During the first quarter of 2012, capitalised costs of the Westwood project were transferred from exploration and evaluation assets to mining assets (note 9).

Exploration expenses in the consolidated statement of earnings amounted to $20.2 million in the first quarter of 2012 compared to $13.9 million during the first quarter of 2011.

11.	OTHER NON-CURRENT ASSETS

	March 31 2012	December 31 2011
	$	$
Receivables from governments related to taxes, mineral rights and exploration tax credits	15.3	11.3
Marketable securities – non-current portion	115.8	93.8
Warrants held as investments – non-current portion	2.7	10.1
Royalty interests	20.5	21.2
Ore stockpiles – non-current portion	129.1	111.3
Prepayment amounts on non-current assets	43.1	27.1
Other	23.9	20.4

	350.4	295.2

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

12.	FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments.

	March 31, 2012		December 31, 2011
	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$

Financial Assets (Liabilities)
Cash and cash equivalents	1,033.3	1,033.3	1,051.6	1,051.6
Receivables included in receivables and other	92.7	92.7	109.7	109.7
Derivatives – Currency contracts	2.1	2.1	0.1	0.1
Derivatives – Currency contracts	(0.1)	(0.1)	(4.6)	(4.6)
Derivatives – Oil contracts	5.0	5.0	4.6	4.6
Derivatives – Aluminum contracts	0.2	0.2	—	—
Derivatives – Aluminum contracts	(0.3)	(0.3)	(0.8)	(0.8)
Marketable securities	137.8	137.8	118.1	118.1
Warrants held as investments	11.4	11.4	10.1	10.1
Accounts payable and accrued liabilities	(195.0)	(195.0)	(206.0)	(206.0)

(a)	Available-for-sale financial assets and derivatives

(i)	Marketable securities and warrants held as investments, and market price risk

Unrealized gains related to change in market price of marketable securities classified as available-for-sale and transfers of previously recorded unrealized gains to the statement of earnings upon the disposal of marketable securities are summarized in the table below. These unrealized gains are recorded in the fair value reserve within equity.

At the end of the quarter, the Company reviewed the value of marketable securities for objective evidence of impairment based on both quantitative and qualitative criteria and determined that an impairment charge of $4.6 million was required in the first quarter of 2012 (no impairment in the first quarter of 2011). Factors considered in determining impairment include a decreasing trend of these investments’ market value over a prolonged period of time and other public information available on these companies.

Movement in fair value reserve First quarter ended March 31	Notes	2012	2011
		$	$
Net change in fair value of available-for-sale financial assets
Unrealized gain		10.5	19.6
Income and mining tax impact		(1.3)	(3.3)

		9.2	16.3

Net change in fair value of available-for-sale financial assets and impairment transferred to the statement of earnings
Gain on sale	23	(5.6)	(0.3)
Impairment	23	4.6	—
Income and mining tax impact		0.1	—

		(0.9)	(0.3)

		8.3	16.0

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

The Company also has share purchase warrants held as investments included in other non-current assets on the consolidated balance sheet. An unrealized gain of $1.3 million related to the change in the fair value of these warrants held as investments was recorded in the first quarter of 2012 compared to $2.8 million during the first quarter of 2011.

(ii) Currency exchange rate risk

As at March 31, 2012, the Company had outstanding contracts which did not qualify for hedge accounting for:

•	Forward and option contracts for C$183.9 million ($183.0 million) hedging 64% of its planned exposure for the remaining of 2012. Contracts rates were from C$0.97/$ to C$1.05/$.

•	Forward and option contracts for €72.0 million ($93.6 million) hedging 38% of its planned exposure for the remaining of 2012. Contracts rates were from $1.25/€ to $1.35/€.

•	Forward contracts for ZAR 46.3 million ($5.5 million), hedging 100% of its planned exposure for the remaining of 2012, at an average rate of ZAR 8.47/$.

The fair value was included in current assets and liabilities in the consolidated balance sheet.

Fair value	March 31 2012	December 31 2011
	$	$
Canadian dollar (C$)	(0.1)	(4.3)
Euro (€)	1.6	(0.3)
South African Rand (ZAR)	0.5	0.1

	2.0	(4.5)

Fair value adjustments (unrealized gain on contracts) and a realized loss on deliveries were recognized and recorded as follows:

First quarter ended March 31	2012	2011
	$	$
Unrealized gain on contracts	6.6	—
Realized loss	(0.2)	—

Total included in derivative gain	6.4	—

(iii) Oil contracts and fuel market price risk

As at March 31, 2012, the Company had outstanding option contracts, which did not qualify for hedge accounting, covering 66% of its fuel exposure for the remaining of 2012. Contract prices were between $2.55 and $2.99 per gallon for heating oil, and between $70 and $95 per barrel for crude oil. Planned fuel requirements are for the Rosebel, Essakane, Sadiola, Yatela, Niobec and Westwood operations.

The fair value is included in current assets in the consolidated balance sheet. At March 31, 2012, the fair value of outstanding contracts was as follows:

Fair value	Number of Barrels	March 31 2012	December 31 2011
		$	$
Heating oil option contracts	47,600	0.4	0.2
Crude oil option contracts	363,600	4.6	4.4

	411,200	5.0	4.6

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

Changes in fair values resulted in a derivative gain as follows:

First quarter ended March 31	2012	2011
	$	$
Unrealized gain on contracts	0.9	—
Realized gain	0.5	—

Total included in derivative gain	1.4	—

(iv) Aluminum contracts and market price risk

As at March 31, 2012, the Company had outstanding swap contracts, which did not qualify for hedge accounting, hedging 72% of its aluminum exposure for the remaining of 2012 and 49% in 2013 at the Niobec mine. The fair value of outstanding contracts as at March 31, 2012 was included in other current liabilities for the contracts expiring within 12 months and in other non-current assets for the other contracts. The valuation of these contracts was based on an average aluminum price between $2,146 per metric tonne and $2,369 per metric tonne for the 2012 and 2013 consumption.

Fair value	March 31 2012	December 31 2011
	$	$
Contracts expiring in 2012	(0.3)	(0.8)
Contracts expiring in 2013	0.2	—

	(0.1)	(0.8)

These contracts did not qualify for hedge accounting. Changes in fair values resulted in a derivative gain as follows:

First quarter ended March 31	2012	2011
	$	$
Unrealized gain on contracts	0.7	0.1
Realized loss	(0.2)	—

Total included in derivative gain	0.5	0.1

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

(b)	Derivative gain

The derivative gain is included in Interest income, derivatives and other investment gains (note 23) in the consolidated statement of earnings.

First quarter ended March 31	Notes	2012	2011
		$	$
Unrealized change in fair value of:
Derivative – Currency contracts	12(a)(ii)	6.6	—
Derivative – Oil contracts	12(a)(iii)	0.9	—
Derivative – Aluminum contracts	12(a)(iv)	0.7	0.1
Other (warrants held as investments and embedded derivatives)		1.4	2.8

Unrealized derivative gain		9.6	2.9

Realized gain (loss) on:
Derivative – Currency contracts	12(a)(ii)	(0.2)	—
Derivative – Oil contracts	12(a)(iii)	0.5	—
Derivative – Aluminum contracts	12(a)(iv)	(0.2)	—

Realized derivative gain		0.1	—

Derivative gain		9.7	2.9

13.	Capital management

The Company’s capital items are the following:

	Notes	March 31 2012	December 31 2011
		$	$
Cash and cash equivalents		1,033.3	1,051.6
Gold bullion (market value $223.8; December 31, 2011 – $210.9)	6	96.8	96.8
Common shares	17	2,310.5	2,308.6

As at March 31, 2012, the Company’s cash and cash equivalents, and gold bullion position valued at the quarter-end gold market price, was $1,257.1 million (December 31, 2011 – $1,262.5 million).

In February 2012, the Company amended its credit facility agreement as described in note 15. IAMGOLD has a short form base shelf prospectus qualifying the distribution of securities of up to $1 billion (filed in July 2011).

In January 2012, the Company paid the 2011 semi-annual dividend of $0.125 per share totaling $47.0 million. In the first quarter of 2012, additional dividends paid of $1.8 million were related to subsidiaries’ dividends to non-controlling interests.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

14.	PROVISIONS

(a)	Asset retirement obligations

The following table presents the reconciliation of the liability for asset retirement obligations:

First quarter ended March 31	2012
$
Balance, beginning of the year	222.2
Revision in estimated discount rates:
– capitalized in mining assets	(2.9)
– expensed in mining costs (related to closed sites)	(3.1)
Accretion expense	0.3
Disbursement	(0.6)

Balance, end of the period	215.9
Less current portion	(6.0)

Non-current portion	209.9

As at March 31, 2012, the Company had letters of credit in the amount of $18.3 million to guarantee asset retirement obligations. As of May 11, 2012, the Company has used approximately $68 million of its $75 million letters of credit facility. The increase since the end of the quarter was the result of the acceptance by regulators of a revised plan concerning asset retirement obligations in the Canadian province of Quebec as well as regulatory changes requiring an increase in the Company’s collateral support associated with the revised plans.

(b)	Provisions for litigation claims

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

The Company is subject to various litigation actions, whose outcome could have an impact on its valuation should it be required to make payments to the plaintiffs. In-house counsel and outside legal advisors assess the potential outcome of the litigation and the Company establishes provisions for future disbursements considered probable. As at March 31, 2012, the Company does not have any material provisions for litigation claims.

15.	Credit Facility

On February 22, 2012, the Company amended and increased its $350.0 million unsecured revolving credit facility to a four-year, $500.0 million unsecured revolving credit facility. The key amendments include an increase in commitments, an increase in tenor, a reduction in borrowing costs and fees, and improved financing conditions. The amended credit facility provides for an interest rate margin above LIBOR, BA, prime rate and Base rate advances which varies according to the total net debt ratio. Fees related to the credit facility vary according to the total debt ratio. This credit facility is guaranteed by some of the Company’s subsidiaries. The maturity date of this amended credit facility is in February 2016 with a provision to extend the maturity date for a period of one year.

On February 22, 2012, the Company amended its revolving facility for the issuance of letters of credit as well as increasing the facility to $75.0 million. The amended revolving credit facility provides for a fixed interest rate charge of 0.25% per annum on utilized amounts and standby fees of 0.06% per annum for the unutilized portion of the facility. This revolving credit facility is guaranteed and secured by a Performance Security Guarantee underwritten by Export Development Canada (“EDC”). The maturity date of this credit facility is in April 2013 with a provision to extend the maturity date for a period of one year. As at March 31, 2012, $18.3 million in letters of credit were outstanding to guarantee certain asset retirement obligations. As of May 11, 2012, the Company has used approximately $68 million of its $75 million letters of credit facility. The increase since the end of the quarter was the result of the acceptance by regulators of a revised plan concerning asset retirement obligations in the Canadian province of Quebec as well as regulatory changes requiring an increase in the Company’s collateral support associated with the revised plans.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

On February 22, 2012, Niobec Inc., a wholly-owned subsidiary of the Company, entered into a four-year $250.0 million unsecured revolving credit facility to be used for general corporate requirements including working capital requirements and expansion of existing facilities of Niobec. The credit facility provides for an interest rate margin above LIBOR, BA prime rate and Base rate advances which varies according to the total debt ratio. Fees related to the credit facility vary according to the total debt ratio. This credit facility is guaranteed by the Company and some of the Company’s subsidiaries. The maturity date of this credit facility is in February 2016 with a provision to extend the maturity date for a period of one year.

As at March 31, 2012 and December 31, 2011, no funds were drawn against these credit facilities. The Company has complied with its credit facility covenants as at March 31, 2012.

Credit facility issue costs

Credit facility issue costs are capitalized in other long-term assets. Amortisation is calculated on a straight-line basis over the term of the credit facility. During the first quarter of 2012, the Company capitalised issue costs of $4.3 million related to the new credit facilities. The capitalised issue costs of $1.2 million related to the old credit facility were impaired and included in finance costs. The carrying value of credit facility issue costs at March 31, 2012 was $4.2 million (December 31, 2011 – $1.4 million).

16.	INCOME AND MINING TAXES

The Company estimates the effective tax rate expected to be applicable for the full fiscal year and uses that rate to provide for income taxes in interim reporting periods. The Company also recognizes the tax impact on certain discrete (unusual or infrequently occurring) items, including changes in judgment concerning the probable realization of losses and effects of changes in tax laws or rates, in the interim period in which they occur.

The Company reported income and mining tax expenses of $51.2 million for the first quarter ended March 31, 2012 (first quarter ended March 31, 2011 – $43.4 million). The effective income and mining tax rates vary from the combined Canadian federal and provincial statutory income tax rate of 27% for the first quarter ended March 31, 2012 (first quarter ended March 31, 2011 – 28%) due to the geographical distribution of earnings, which are subject to different tax rates, fluctuations in exchange rates and other non deductible expenses.

The Company has generally not recognized tax benefits on losses generated in several countries where the recent history of operating losses does not satisfy the probable criteria for the recognition of deferred tax assets. Consequently, there are no income tax benefits recognized on the pre-tax losses in these jurisdictions.

17.	SHARE CAPITAL

(a)	Authorized

Unlimited first preference shares, issuable in series.

Unlimited second preference shares, issuable in series.

Unlimited common shares.

(b)	Issued and outstanding common shares

First quarter ended March 31	Notes	2012	2011
		Number of shares	Number of shares
Outstanding, beginning of year		375,918,655	372,849,289
Issuance of flow-through shares		—	1,700,000
Exercise of options	19(a)	144,625	169,769
Release of restricted share units and performance share units	19(b)	—	15,751

Outstanding, end of the period		376,063,280	374,734,809

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

18.	Earnings per share

Basic earnings per share computation

First quarter ended March 31	2012	2011
	$	$
Numerator:
Net earnings from continuing operations attributable to equity shareholders of the Company	119.2	133.2
Net earnings attributable to equity shareholders of the Company	119.2	153.4

	Number	Number
Denominator:
Weighted average number of common shares (basic)	375,968,895	373,598,380

	$/share	$/share
Basic earnings from continuing operations attributable to equity shareholders of the Company per share	0.32	0.36
Basic earnings attributable to equity shareholders of the Company per share	0.32	0.41

Diluted earnings per share computation

First quarter ended March 31	2012	2011
	Number	Number
Denominator:
Weighted average number of common shares (basic)	375,968,895	373,598,380
Dilutive effect of employee share options	719,268	1,752,468
Dilutive effect of share bonus plan and employee deferred share plan	122,459	84,998
Dilutive effect of employees performance share units	—	1,373

Weighted average number of common shares (diluted)	376,810,622	375,437,219

	$/share	$/share
Diluted earnings from continuing operations attributable to equity shareholders of the Company per share	0.32	0.35
Diluted earnings attributable to equity shareholders of the Company per share	0.32	0.41

Equity instruments excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	March 31 2012	March 31 2011
	Number	Number
Share options	2,421,232	144,736
Performance share units	218,725	—

	2,639,957	144,736

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

19.	SHARE-BASED PAYMENTS

The amount recorded in earnings in the period is as follows:

First quarter ended March 31	2012	2011
	$	$
Share option plan	1.1	1.4
Share bonus plan	0.2	0.1
Deferred share plan	0.5	0.2

	1.8	1.7

(a)	Share option plan

As at March 31, 2012, the total number of shares reserved for the grants of share options was 20,257,401. As of March 31, 2012, 6,948,896 shares remain in reserve of which 4,616,226 are outstanding and 2,332,670 are unallocated.

First quarter ended March 31		2012
	Options	Weighted Average Exercise Price (C$)
Outstanding, beginning of year	3,542,646	13.25
Granted	1,280,535	13.42
Exercised	(144,625)	10.11
Forfeited	(36,470)	12.25

Outstanding, end of the period	4,642,086	13.40

Exercisable, end of the period	1,616,958	11.95

(1)	All exercise prices are denominated in Canadian dollars. The exchange rate at March 31, 2012 between U.S. dollar and Canadian dollar was C$0.9978/U.S.$.

The following are the weighted average inputs to the Black-Scholes model used in determining fair value for options granted in the first quarter of 2012. The estimated fair value of the options is expensed over their vesting period of five years.

First quarter ended March 31	2012
Weighted average risk-free interest rate	2%
Weighted average expected volatility(1)	45%
Weighted expected dividend yield	1.86%
Weighted average expected life of options issued (years)	5.0
Weighted average grant-date fair value (C$ per share)	4.63
Weighted average share price at grant date (C$ per share)	13.39
Weighted average exercise price (C$ per share)	13.42

(1)	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

(b)	Other share-based payment plans

i.	Reserves

Share bonus plan

The Company has a share bonus plan for employees and directors with a maximum allotment of 740,511 common shares. In 2012, the Company’s Board of Directors approved a reallocation of 140,511 common shares from the share purchase plan reserve to the share bonus plan reserve. As of March 31, 2012, 448,814 shares remained in reserve of which 180,771 are outstanding and 268,043 are unallocated.

A summary of the status of the Company’s restricted share units issued to employees under the share bonus plan reserve and changes during the first quarter of 2012 is presented below.

First quarter ended March 31	2012
Number
Outstanding, beginning of year	182,259
Forfeited	(1,488)

Outstanding, end of the period	180,771

During the first quarter of 2012, no restricted share units were issued to directors under the share bonus plan reserve.

Deferred share plan

The Company has a deferred share plan for employees whereby a maximum of 1,359,489 common shares may be awarded. In 2012, the Company’s Board of Directors approved a reallocation of 859,489 common shares from the share purchase plan reserve to the deferred share plan reserve. As of March 31, 2012, 1,261,916 shares remained in reserve of which 876,745 are outstanding and 385,171 are unallocated.

A summary of the status of the Company’s restricted share units issued under the deferred share plan reserve and changes during the first quarter of 2012 is presented below.

First quarter ended March 31	2012
Number
Outstanding, beginning of year	246,103
Granted	415,855
Forfeited	(3,938)

Outstanding, end of the period	658,020

A summary of the status of the Company’s performance share units issued under the deferred share plan reserve and changes during the first quarter of 2012 is presented below.

First quarter ended March 31	2012
Number
Outstanding, beginning of year	62,438
Granted	156,287

Outstanding, end of the period	218,725

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

ii.	Summary of Awards

Restricted share units

The following are the weighted average inputs to the model used in determining fair value for restricted share units granted in the first quarter of 2012. The estimated fair value of the awards is expensed over their vesting period.

First quarter ended March 31, 2012	Restricted share units
Risk-free interest rate	1%
Expected volatility(1)	42%
Dividend yield	1.9%
Weighted average expected life of units issued (years)	2.9
Weighted average grant-date fair value (C$ per share)	12.48
Weighted average share price at grant date (C$ per share)	13.18
Model used	Black-Scholes

(1)	Expected volatility is estimated by considering historic average share price volatility adjusted for market fluctuations.

Performance share units

The following are the weighted average inputs to the model used in determining fair value for performance share units granted in the first quarter of 2012. The estimated fair value of the awards is expensed over their vesting period.

First quarter ended March 31, 2012	Performance share units
Risk-free interest rate	1%
Expected volatility(1)	42%
Weighted average expected life of units issued (years)	2.9
Weighted average grant-date fair value (C$ per share)	10.92
Weighted average share price at grant date (C$ per share)	13.67
Model used	Monte Carlo

(1)	Expected volatility is estimated by considering historic average share price volatility adjusted for market fluctuations.

20.	MINING COSTS

Mining costs include mine production, transport and smelter processing costs, royalty expenses, applicable site administrative costs, applicable stripping costs and other related costs, changes in estimates of asset retirement obligations at closed sites, as well as depreciation, depletion and amortisation.

First quarter ended March 31	Note	2012	2011
		$	$
Operating costs – mines		177.5	157.9
Royalties		20.0	18.3

Total operating costs – mines		197.5	176.2
Inventory movements		(18.7)	(8.5)

Mining costs excluding depreciation, depletion and amortisation and changes in estimates of asset retirement obligations at closed sites		178.8	167.7
Depreciation, depletion and amortisation		39.9	41.8
Changes in estimates of asset retirement obligations at closed sites	14(a)	(3.1)	—

Mining costs		215.6	209.5

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

21.	GENERAL AND ADMINISTRATIVE EXPENSES

First quarter ended March 31	Note	2012	2011
		$	$
Salaries		4.7	5.3
Director fees and expenses		0.7	0.3
Professional and consulting fees		2.2	2.4
Other administration costs		2.7	2.3

		10.3	10.3
Share-based payments	19	1.8	1.7
Depreciation		0.6	0.4

General and administrative expenses		12.7	12.4

22.	FINANCE COSTS

First quarter ended March 31	2012	2011
	$	$
Credit facility fees	1.0	0.9
Accretion expense	0.3	0.8
Other	1.3	—

	2.6	1.7

23.	INTEREST INCOME, DERIVATIVES AND OTHER INVESTMENT GAINS

First quarter ended March 31	Notes	2012	2011
		$	$
Interest income		1.1	—
Gain on sale of marketable securities	12(a)(i)	5.6	0.3
Impairment of marketable securities	12(a)(i)	(4.6)	—
Gain on sale of assets		2.3	0.2
Gain on sale on the La Arena project	4	—	10.5
Derivative gain	12(b)	9.7	2.9
Amortisation of gain related to flow-through shares		—	0.8
Other		0.5	0.2

		14.6	14.9

24.	CASH FLOW ITEMS

(a)	Adjustments for other non-cash items

First quarter ended March 31	Notes	2012	2011
		$	$
Share-based payments	19	1.8	1.7
Gain on sale of marketable securities	23	(5.6)	(0.3)
Impairment of marketable securities	23	4.6	—
Gain on sale of assets	23	(2.3)	(10.7)
Derivative gain	23	(9.7)	(2.9)
Amortisation of gain related to flow-through shares	23	—	(0.8)
Unrealized foreign exchange loss and other		1.6	4.9
Share of net earnings from investments in associates (net of income tax)		(2.8)	—

		(12.4)	(8.1)

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

(b)	Adjustments for cash items within operating activities

First quarter ended March 31	Note	2012	2011
		$	$
Disbursement related to asset retirement obligations	14(a)	(0.6)	(0.5)
Settlement of derivatives		0.8	—
Other		(0.2)	(0.2)

		—	(0.7)

(c)	Movements in non-cash working capital items and long-term ore stockpiles

First quarter ended March 31	2012	2011
	$	$
Receivables and other non-current assets	20.6	(0.3)
Inventories and non-current ore stockpiles	(22.4)	(16.8)
Accounts payable and accrued liabilities	(13.6)	1.6

	(15.4)	(15.5)

(d)	Other investing activities

First quarter ended March 31	2012	2011
	$	$
Acquisition of investments	(15.5)	(5.2)
Proceeds from sale of investments	7.4	0.7
Use of restricted cash	(1.2)	(3.4)
Net acquisition of other assets	(0.8)	(0.3)

	(10.1)	(8.2)

25.	Commitments and Contingencies

Capital commitments

	March 31 2012	December 31 2011
	$	$
Capital commitments (excluding those related to joint ventures)
Capital expenditures obligations	171.9	68.0
Purchase obligations	87.7	105.4
Operating leases	7.5	7.2

Capital commitments related to joint ventures (IAMGOLD share)
Capital expenditures obligations	4.3	4.4
Purchase obligations	39.8	31.9

	Payments Due by Period
At March 31, 2012	Total	Less than 1 Year	2–3 Years	4–5 Years	After 5 Years
	$	$	$	$	$
Capital expenditures obligations	176.2	175.5	0.7	—	—
Purchase obligations	127.5	117.2	5.4	4.9	—
Operating leases	7.5	2.8	2.9	1.8	—

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

26.	RELATED PARTY TRANSACTIONS

There were no material related party transactions in the first quarter of 2012 and 2011.

27.	SEGMENTED INFORMATION

The Company’s gold mine segment is divided into geographic segments, as follows:

•	Suriname:

•	Rosebel mine

•	Burkina Faso:

•	Essakane mine

•	Canada:

•	Doyon division including the Mouska mine and the Westwood project

•	Mali:

•	Joint venture in the Sadiola mine (41%)

•	Joint venture in the Yatela mine (40%)

The Company’s segments also include non-gold activities divided into the following segments:

•	Niobium, for the Niobec mine located in Canada,

•	Exploration and evaluation,

•	Corporate which also includes royalty interests located in Canada and the investment in associate (Galane).

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

First quarter ended March 31, 2012

	Gold Mines
	Suriname	Burkina Faso	Canada	Mali	Total
	$	$	$	$	$
Revenues	148.5	149.6	6.2	50.1	354.4
Mining costs (except depreciation, depletion and amortisation)	(56.3)	(51.0)	(0.3)	(37.3)	(144.9)
Depreciation, depletion and amortisation	(12.5)	(18.2)	(0.1)	(2.5)	(33.3)
General and administrative expenses	—	—	0.4	—	0.4
Exploration expenses	(2.6)	(0.7)	(1.2)	(0.7)	(5.2)
Other	—	—	—	—	—

Earnings from operations	77.1	79.7	5.0	9.6	171.4

Expenditures for mining assets and capitalized exploration and evaluation	22.1	41.1	39.3	14.2	116.7

At March 31, 2012:
Total non-current assets	643.9	811.6	614.0	122.3	2,191.8
Total assets	858.1	1,004.7	623.9	193.6	2,680.3
Total liabilities	259.2	151.7	132.1	96.4	639.4

	Total Gold Mines	Niobium	Exploration and Evaluation	Corporate	Total
	$	$	$	$	$
Revenues	354.4	48.4	—	1.4	404.2
Mining costs (except depreciation, depletion and amortisation)	(144.9)	(29.8)	(0.2)	(0.8)	(175.7)
Depreciation, depletion and amortisation	(33.3)	(4.7)	—	(1.9)	(39.9)
General and administrative expenses	0.4	(0.1)	(0.2)	(12.8)	(12.7)
Exploration expenses	(5.2)	—	(15.0)	—	(20.2)
Other	—	(0.1)	—	(0.5)	(0.6)

Earnings from operations	171.4	13.7	(15.4)	(14.6)	155.1

Expenditures for mining assets and capitalized exploration and evaluation	116.7	14.9	0.7	0.4	132.7

At March 31, 2012:
Total non-current assets	2,191.8	436.1	32.7	275.4	2,936.0
Total assets	2,680.3	490.9	44.5	1,240.9	4,456.6
Total liabilities	639.4	142.8	5.7	7.8	795.7

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

First quarter ended March 31, 2011

	Gold Mines
	Suriname	Burkina Faso	Canada	Mali	Total
	$	$	$	$	$
Revenues	146.0	161.8	13.6	51.1	372.5
Mining costs (except depreciation, depletion and amortisation)	(55.3)	(50.5)	(7.0)	(30.9)	(143.7)
Depreciation, depletion and amortisation	(14.2)	(19.4)	—	(1.1)	(34.7)
General and administrative expenses	—	—	(0.1)	—	(0.1)
Exploration expenses	(1.6)	—	(2.4)	(0.8)	(4.8)
Other	—	—	—	—	—

Earnings from operations	74.9	91.9	4.1	18.3	189.2

Expenditures for mining assets and capitalized exploration and evaluation	7.6	9.2	23.2	1.0	41.0

	Total Gold Mines	Niobium	Exploration and Evaluation	Corporate	Total
	$	$	$	$	$
Revenues	372.5	39.6	—	1.9	414.0
Mining costs (except depreciation, depletion and amortisation)	(143.7)	(23.7)	—	(0.3)	(167.7)
Depreciation, depletion and amortisation	(34.7)	(5.2)	—	(1.9)	(41.8)
General and administrative expenses	(0.1)	(0.2)	(0.1)	(12.0)	(12.4)
Exploration expenses	(4.8)	—	(9.1)	—	(13.9)
Other	—	—	—	(0.6)	(0.6)

Earnings from operations	189.2	10.5	(9.2)	(12.9)	177.6

Expenditures for mining assets and capitalized exploration and evaluation	41.0	10.6	0.8	—	52.4
Decrease to goodwill	—	—	(11.3)	—	(11.3)

	Gold Mines
	Suriname	Burkina Faso	Canada	Mali	Total
	$	$	$	$	$
At December 31, 2011:
Total non-current assets	633.7	787.2	493.0	109.6	2,023.5
Total assets	833.4	954.5	532.3	182.7	2,502.9
Total liabilities	237.8	139.8	131.8	92.9	602.3

	Total Gold Mines	Niobium	Exploration and Evaluation	Corporate	Total
	$	$	$	$	$
At December 31, 2011:
Total non-current assets	2,023.5	423.6	31.8	327.4	2,806.3
Total assets	2,502.9	476.7	45.4	1,324.7	4,349.7
Total liabilities	602.3	145.3	6.9	66.3	820.8

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012

28.	SUBSEQUENT EVENT

Acquisition of Trelawney

On April 27, 2012, IAMGOLD entered into a definitive agreement (the "Agreement") with Trelawney Mining and Exploration Inc. (“Trelawney”) whereby IAMGOLD will acquire, through a plan of arrangement, all of the issued and outstanding common shares of Trelawney. Trelawney is a Canadian junior mining and exploration company, focused on the development of the Côté Lake Deposit located adjacent to the Swayze Greenstone Belt in northern Ontario, Canada.

Terms of the transaction:

•	For each common share of Trelawney, IAMGOLD will pay C$3.30 in cash.

•	The fully diluted in the money value of the transaction is approximately C$608 million with an enterprise value of C$505 million net of cash.

•

Completion of the transaction is subject to customary conditions, including court approvals, a favourable vote of at least 66 2/3% of the holders of Trelawney common shares voted at a special meeting of shareholders, and the receipt of all necessary regulatory approvals.

•	The definitive agreement includes a non-solicitation clause, right to match covenants and provides for the payment of a C$21 million break fee to IAMGOLD under certain circumstances.

•

The transaction will be carried out via a plan of arrangement. Assuming Trelawney shareholders approve the transaction at the special meeting and final court approvals are obtained, the transaction is expected to close by the end of June 2012.

•	Shares held by IAMGOLD and shareholders who have agreed to voting arrangements, including management and the Board of Directors, represent approximately 13.3% of the current shares outstanding.

IAMGOLD CORPORATION

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2012